UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number: 001-14974

1, rue Jeanne d'Arc

92130 Issy-les-Moulineaux

France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

Exhibits

Exhibit 1 Press Release, “First Half 2010 Results (unaudited)”, dated July 29, 2010.

Exhibit 2 Press Release, “Technicolor and DIRECTV Sign Contract Extension for Technicolor Set-Top Boxes”, dated July 29, 2010.

Exhibit 3 Press Release, “Technicolor and Verizon sign memorandum of understanding to provide next generation high speed broadband home router for Verizon”, dated July 29, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Technicolor
	By:	/s/ Carole Jais
	Name:	Carole Jais
Date: July 29, 2010	Title:	General Secretary

Exhibit 1

PRESS RELEASE

First Half 2010 Results (unaudited)

•

Q2 2010 revenues at €776 million, down (12.4)% vs. Q2 2009, or (9.5)% excluding retail telephony, with improved trends and signs of recovery across most activities

o

In Q2 2010, the Group recorded sustained revenue growth in all digital Entertainment Services activities and a slight increase in Licensing revenues at constant rates

o

In line with market trends, volume pressure in DVD continued to ease in Q2 2010. Volumes in Digital Home Products remained under pressure in Q2 2010 but showed some signs of recovery

•

H1 2010 revenues at €1,468 million, down (18.5)% vs. H1 2009, or (15.3)%  excluding retail telephony

•

The Group reiterates it expects to deliver revenue growth in H2 2010 vs. H2 2009, driven by new customer wins in Entertainment Services and in Digital Delivery1

o

Announcement of two agreements with Verizon for broadband gateways and DirecTV for set-top boxes

•

H1 2010 adjusted EBITDA2 at €135 million or 9.2% of revenues

o

Down 2.2 points vs. H1 2009 as a direct consequence of lower DVD and Connect volumes

•

H1 2010 Group net profit of €96 million compared with a loss of €(325) million in H1 2009

o

H1 2010 net profit from continuing activities of €213 million, resulting from EBIT of €15 million, financial result of €212 million including a positive accounting impact related to the Group restructuring in Q2 2010, and from a €(14) million tax charge

o

Net loss from discontinued operations of €(117) million in H1 2010, including restructuring costs of €(54) million and an impairment loss of €(40) million

•

Net debt as per financial statements of €1,016 million on 30 June 2010 excluding Disposal Proceeds Notes (DPN)

o

Free Cash Flow3 from continuing activities of €(105) million in H1 2010 including €(140) million cash out related to the closing of the balance sheet restructuring and currency hedging instruments

o

Reduction of Free Cash Flow used by discontinued operations from €(67) million in H1 2009 to €(12) million in H1 2010

o

Gross debt as per financial statements at €1,432 million excluding the DPN maturing in December 2010, a reduction of €1,311 million compared with a gross debt of €2,743 million at 31 December 2009

o

Cash position of €416 million at 30 June 2010

•

Disposal process showing progress

o

As announced on 26 July, the Group has received a fully documented binding offer from Francisco Partners for the acquisition of the Grass Valley Broadcast business

o

Progress is expected before year end for the disposal of the remaining non-strategic activities

1 Digital Delivery is a newly created division which brings together the Connect and Digital Content Delivery Services divisions (details on page 10).

2 EBITDA from continuing activities minus restructuring and impairment charges, and minus other income and expenses (full details on page 20).

3 Operating cash flow from continuing activities less change in working capital and other assets and liabilities, tax, financial and non current cash out.

Paris (France), 29 July 2010  The Board of Directors of Technicolor (Euronext Paris: FR0010918292; NYSE: TCH) met yesterday to review the Group’s first half of 2010 results.

Comment by Frederic Rose, CEO

“With the conclusion of our financial restructuring, we have started to regain customer intimacy. I am extremely pleased with the Verizon and DirecTV agreements announced today, which confirm our technological credibility and gives me confidence that we are poised to return to growth as early as in the second half.”

Summary of consolidated first half 2010 results (unaudited)

Technicolor is presenting, in addition to published results and with the aim to provide a more comparable view of the evolution of its operating performance vs. first half 2009, a set of adjusted indicators which exclude the following items as per the income statement of our financial statements:

•

Restructuring charges

•

Impairment charges

•

Other income and expenses (other non-current items)

These adjustments, the reconciliation of which is presented in the appendix, amount to an impact on Group EBITDA and EBIT from continuing activities of €(11) million for the first half of 2010, compared to an impact of €(39) million for the first half of 2009.

	First Half
In € million	2009	2010	Change, reported
Group revenues from continuing activities	1,801	1,468	(18.5)%
Change at constant rates		(20.7)%
EBITDA from continuing activities	166	124	(25.7)%
as a % of revenues	9.2%	8.4%	(0.8) pt
Adjusted EBITDA from continuing activities	205	135	(34.4)%
as a % of revenues	11.4%	9.2%	(2.2) pt
EBIT from continuing activities	51	15	(70.9)%
as a % of revenues	2.8%	1.0%	(1.8) pt
Adjusted EBIT from continuing activities	90	26	(71.1)%
as a % of revenues	5.0%	1.8%	(3.2) pt
Financial result	(10)	212	+222
Share of profit/(loss) from associates	(1)	(0)	+1
Income tax	(36)	(14)	+22
Profit/(loss) from continuing activities	4	213	+209
Loss from discontinued operations	(329)	(117)	+212
Net income, Group share	(325)	96	+421
Operating cash flow from continuing activities[4]	78	40	(38)
Group free cash flow	(239)	(117)	+122
Net financial debt	2,311	1,276	(1,035)
of which DPN		260
[4] Operating cash flow from continuing activities is defined as adjusted EBITDA minus capex and restructuring cash out.

Summary of first half 2010 divisional indicators (unaudited)

In the second quarter of 2010, the Group decided to create a new division —Digital Delivery— to provide a strong focus on the main areas of revenue and profit growth for Technicolor over the next five years. It brings together the Connect division, one of the world’s leading suppliers of set top boxes and broadband gateway products, with the Digital Content Delivery Services division, which today plays out over 320 TV channels globally whilst also providing media and library services for the management of premium content with an orientation to enable living room based consumption for our content owner customers.

In € million		Second Quarter			First Half
		2009	2010	Change, reported	2009	2010	Change, reported
Group revenues from continuing activities		886	776	(109)	1,801	1,468	(333)
Change at constant rates			(16.3)%	(12.4)%		(20.7)%	(18.5)%
of which:	Entertainment Services*	335	323	(12)	690	636	(54)
	Change at constant rates		(11.2)%	(3.6)%		(11.4)%	(7.8)%
	Digital Delivery	417	358	(60)	841	641	(199)
	Change at constant rates		(18.5)%	(14.3)%		(26.3)%	(23.7)%
	Technology	102	95	(7)	195	188	(7)
	Change at constant rates		+1.2%	(7.1)%		(0.2)%	(3.7)%
Adjusted EBITDA from continuing activities					205	135	(70)
as a % of revenues					11.4%	9.2%	(2.2)pt
of which:	Entertainment Services*				61	52	(9)
	as a % of revenues				8.8%	8.2%	(0.6)pt
	Digital Delivery				60	4	(56)
	as a % of revenues				7.1%	0.6%	(6.6)pt
	Technology				139	132	(8)
	as a % of revenues				71.5%	70.2%	(1.3)pt
Adjusted EBIT from continuing activities					90	26	(64)
as a % of revenues					5.0%	1.8%	(3.2)pt
of which:	Entertainment Services*				4	(15)	(19)
	as a % of revenues				0.5%	(2.3)%	(2.8)pt
	Digital Delivery				7	(32)	(39)
	as a % of revenues				0.8%	(5.0)%	(5.8)pt
	Technology				132	126	(6)
	as a % of revenues				67.6%	67.1%	(0.5)pt
* excluding Digital Content Delivery Services, now reported within Digital Delivery.

Key highlights

Q2 and H1 2010 revenues and H2 2010 trend

•

In the first half of 2010, Group revenues from continuing activities amounted to €1,468 million, down 18.5% at current currency compared with the first half of 2009, and down 20.7% at constant currency. Excluding the retail telephony business, from which the Group concluded its exit at the end of 2009, revenues declined by 15.3% at current currency in the second quarter of 2010 and by 17.6% at constant currency.

•

In the second quarter of 2010, Group revenues from continuing activities amounted to €776 million, down 12.4% at current currency compared with the second quarter of 2009, and down 16.3% at constant currency. Excluding the retail telephony business, revenues declined by 9.5% at current currency in the second quarter of 2010 and by 13.6% at constant currency.

-

Entertainment Services revenues were down 3.6% at current currency and 11.2% at constant currency compared with the second quarter of 2009. All digital activities continued to benefit from sustained growth. The pressure on SD-DVD volumes continued to ease compared to the trend seen last year, in line with the overall market.

-

Digital Delivery revenues were down 14.3% at current rates and 18.5% at constant rates compared with the second quarter of 2009. All activities within Digital Delivery showed signs of improvement compared with the previous quarter. Pressure on volumes in Digital Home Products eased and Broadcast Services maintained stable activity levels.

-

Technology revenues were slightly higher compared to the second quarter of 2009 at constant currency as Licensing activities benefited from a stable revenue stream from the MPEG-LA pool and from the sustained performance of the other licensing programs. However, due to currency hedging effects, second quarter 2010 revenues were below last year at current currency.

•

Significant contract wins announced today

-

The Group is announcing that it has been selected by Verizon as one of its suppliers to provide its next-generation FiOS broadband home routers to enhance the experience of residential customers served by its advanced fiber-to-the-home access network. The Group expects this agreement to start contributing to revenues in H1 2011.

-

The Group is announcing the signing of a three year contract extension to provide a wide range of SD and HD set-top boxes to DIRECTV, the world’s most popular video service. Technicolor is also the preferred provider of 3D services, enabling the launch of DIRECTV’s first 3D VOD service.

•

The Group reiterates it expects to deliver revenue growth in the second half of 2010 compared with the second half of 2009, driven by new customer wins in Entertainement Services and in Digital Delivery.

Operating profitability

•

EBITDA from continuing activities amounted to €124 million in the first half of 2010 compared with €166 million in the first half of 2009. Restructuring charges amounted to €15 million in the first half of 2010 (€3 million in first half of 2009).

Adjusted EBITDA from continuing activities amounted to €135 million in the first half of 2010, or 9.2% of revenues, a decrease of 2.2 percentage points compared with the first half of 2009, mainly due to a decline in Digital Delivery margin as a direct consequence of the first half of 2010 revenue decrease. Notwithstanding the drop in revenue, the division decided to maintain its investments in R&D and sales to drive growth in the second half of 2010.

•

EBIT from continuing activities amounted to €15 million in the first half of 2010, compared with €51 million in the first half of 2009, including restructuring charges of €15 million (€3 million in first half of 2009).

Net income

•

The financial result amounted to €212 million in the first half of 2010, including:

-

Net interest charges of €41 million in the first half of 2010 compared with €29 million in the same period last year

-

Other financial income of €253 million resulting mainly from:

(i)

a gain of €150 million linked to the recognition —as per IFRIC 19 accounting interpretation— of the difference between the carrying value of debt converted into equity and the fair value of the equity instruments issued (new shares and NRS) on 26 May 2010;

(ii)

a gain of €229 million resulting from the recognition —as per IAS 39 accounting standards— of the new financial debt at fair value on 26 May 2010;

(iii)

a foreign exchange loss of €(61) million resulting mainly from the revaluation of debt denominated in US dollar;

(iv)

costs linked to the debt restructuring not recognized in Equity for €(32) million.

•

Income tax charge amounted to €14 million compared with €36 million in the first half of 2009.

•

Net income from continuing activities amounted to €213 million in first half of 2010.

•

Net loss from discontinued operations (mainly Grass Valley, PRN and Screenvision) reduced to €(117) million in the first half of 2010 compared to €(329) million in the first half of 2009 (which included a €276 million impairment loss). The first half 2010 loss included restructuring costs for €54 million and an impairment loss of €40 million.

•

Net income (Group share) amounted to a profit of €96 million in the first half of 2010 compared to a loss of €325 million in the first half of 2009.

Operating Cash Flow from continuing activities

•

Operating cash flow from continuing activities amounted to €40 million in the first half of 2010 compared with €78 million in the first half of 2009. This decrease resulted from the lower level of adjusted EBITDA, partially offset by lower capex and restructuring cash outflow:

-

In the first half of 2010, cash outflow for net capital expenditures amounted to €76 million, a €21 million decrease compared to first half of 2009. The decrease in capex was mainly driven by lower requirement in DVD Services notwithstanding ramp up attributable to the Warner Bros. agreement. The Group is maintaining tight control over investments to ensure efficient allocation of resources.

-

Cash outflow related to restructuring of €18 million compared with €29 million in the first half of 2009.

Free cash flow

•

Free cash flow from continuing activities amounted to €(105) million in first half of 2010, including the one-time impact of €(86) million related to the closing of the balance sheet restructuring, and €54 million cash outflows for margin calls related to currency hedge instruments, mainly due to sharp strengthening of the US Dollar vs. the Euro during the first half of 2010.

•

Free cash flow from discontinued operations amounted to €(12) million in the first half of 2010, compared with €(67) million in the first half of 2009, an improvement mainly driven by working capital variations in Grass Valley activities.

Cash position and financial debt

•

Cash position amounted to €416 million at 30 June 2010, compared with €569 at 31 December 2009 and with €586 million at 31 March 2010 (estimated). Cash outflows related to the closing of the balance sheet restructuring amounted to €189 million (of which €86 million included in free cash flow from continuing activities), in line with previously stated estimates.

•

Gross debt as per financial statements amounted to €1,432 million on 30 June 2010 excluding the DPN maturing in December 2010, a reduction of €1,311 million compared with a gross debt of €2,743 million at 31 December 2009 as a result of the debt restructuring and of the accounting impact of fair market value adjustment on 26 May 2010.

•

Net debt as per financial statements amounted to €1,276 million on 30 June 2010 —including the Group’s Disposal Proceeds notes for €260 million maturing in December 2010 — compared to €2,174 million at 31 December 2009 and to €2,280 million at 31 March 2010 (estimated).

Financial covenants

•

On 30 June 2010, the Group met all the financial covenants contained in its Credit Agreement.

Covenant		Ratio on 30 June 2010
Interest cover:	EBITDA/Financial Interests above 2.55	3.34
Leverage:	Net debt/EBITDA below 3.85	2.25
Capital expenditure:		N/A (tested at FY year end)

Disposals

•

As announced on 26 July, the Group has received a fully documented binding offer from Francisco Partners for the acquisition of the Grass Valley Broadcast business. The transaction is expected to close before the end of 2010, subject to the relevant customary regulatory administrative approvals and consultations.

•

Progress is expected before year end for the disposal of the remaining non-strategic activities.

Second quarter and first half 2010 divisional review

Entertainment Services

First Half 2010 Overview

In the second quarter of 2010, Entertainment Services revenues were down 3.6% at current currency and 11.2% at constant currency compared with the second quarter of 2009. Digital Production continued to benefit from increased levels of activity. The pressure on SD-DVD volumes continued to ease in the second quarter compared to the trend seen last year in line with the overall market.

In the first half of 2010, Entertainment Services revenues were down 7.8% at current currency and 11.4% at constant currency compared with the first half of 2009.

Adjusted EBITDA of the division reached €52 million in the first half, or 8.2% of revenues, a decline of 0.6 points compared with the first half of 2009. This slight decline in adjusted EBITDA margin was related to the impact of lower DVD volumes and ramp up costs for the Warner Bros. agreement. This was partly compensated by ongoing cost reductions in DVD and by margin improvements across all other activities, driven by revenue growth in Digital Production and Digital Cinema, alignment of the cost base with market volumes in Postproduction, and continuing focus on operating efficiencies in Film.

Entertainment Services financial indicators

Following the creation in the second quarter of 2010 of the new Digital Delivery division, Digital Content Delivery Services revenues and associated costs are now excluded from Entertainment Services and are now reported together with the Connect activities. Quarterly pro-forma divisional indicators for 2009 and for the first quarter of 2010 are presented in appendix.

In € million	2Q 2009*	2Q 2010*	1H 2009*	1H 2010*
Revenues	335	323	690	636
Change, as reported (%)		(3.6)%		(7.8)%
Change at constant currency (%)		(11.2)%		(11.4)%
EBITDA			48	46
Change, as reported (%)				(3.8)%
EBITDA margin (%)			6.9%	7.2%
Adjusted EBITDA			61	52
Change, as reported (%)				(14.2)%
Adjusted EBITDA margin (%)			8.8%	8.2%
EBIT			(9)	(21)
EBIT margin (%)			(1.4)%	(3.3)%
Adjusted EBIT			4	(15)
Adjusted EBIT margin (%)			0.5%	(2.3)%
* excluding Digital Content Delivery Services, now reported within Digital Delivery.

Creation and Theatrical Services

•

Creation Services

o

Visual Effects (VFX) benefited from increased activity from high-end theatrical releases (Narnia and Harry Potter 7) and recovery of the advertising market leading to increased market share gains in commercials. Given the rapid growth in this market, we have continued to expand our presence in India and Vancouver in the first half and expect to be operational in New York in the fourth quarter of 2010.

o

Helped by continued growth in our Indian operations, Technicolor’s animation capacity utilization increased in the first half of 2010, driving revenue growth. During the first half, Technicolor also launched its 3D animation capabilities (Lego and Madame Tussauds projects).

o

In Post Production, revenues were near stable in the first half of 2010 compared with last year.  However, second quarter 2010 revenues were slightly higher compared to the same period last year, reflecting stable market share. As access to funding for feature film production remains limited, the Group is continuing to align its cost structure with lower market activity.

•

Theatrical Services

o

Digital Cinema distribution activities continued to grow during the first half of 2010 over the same period last year at constant rates. In the first half, our satellite distribution network passed 600 sites in the United States by year end, giving Technicolor the largest electronic distribution footprint for films, trailers, and commercials to theatres. This reinforces Technicolor as the market leader in digital cinema and positions us favorably as the theatrical market transitions from photochemical film to digital distribution.

o

Photochemical Film footage declined by just under 10% in the first half compared to last year, mainly due to a lower number of film releases and the increase in digital cinema penetration – driven particularly by 3D releases. Consequently, film recorded slightly lower revenues compared to the first half of 2009. However, our market position remained stable over the period. In addition, the first half witnessed the launch of Technicolor’s innovative film 3D solution targeted at small and medium exhibitors, allowing studios to reap the benefits from 3D features in non-digital locations. Technicolor and Deluxe consolidated their labs in Vancouver and film distribution operations in Canada to achieve operational efficiencies in the second half of 2010.

Photochemical Film footage

	Q2 2009	Q2 2010	H1 2009	H1 2010
Film footage (bn feet)	1.0	0.8	1.8	1.7
Change (%)		(19)%		(8)%

DVD Services

The year-on-year decline rate in overall DVD volumes eased in the first half of 2010 versus last year, in line with overall market trends. Over the first half of 2010, Blu-ray™ volumes continued to grow. The lower rate of decline in SD DVD was principally attributable to improved trends across both major studio new release and catalog volumes. Margins in the first half of 2010 were mainly affected by both the overall volume decline and by the ramp up for the Warner Bros. DVD agreement which will generate material revenue starting in the third quarter of 2010.

Leveraging its market leading supply chain capabilities for the entertainment industry, Technicolor signed a long-term agreement with major UK retailer Sainsbury’s for the distribution of home entertainment products, including DVD and games. Technicolor continued its innovation by replicating the first-ever 3D Blu-ray™ full feature film (DreamWorks Animation’s Monsters vs. Aliens).

DVD volumes

	Q2 2009	Q2 2010	H1 2009	H1 2010
DVD volumes (million units)	218	181	464	397
Change (%)		(17)%		(15)%
o/w SD DVD	175	149	383	340
Change (%)		(15)%		(11)%
o/w Blu-ray™	9	14	15	21
Change (%)		+59%		+37%
o/w Games and Kiosk	35	18	66	36
Change (%)		(48)%		(46)%

Digital Delivery

First Half 2010 Overview

In the second quarter of 2010, the Group established a new division —Digital Delivery— to increase its capability to capture the growth resulting from the shift to digital distribution. In addition to Digital Home Products, this division provides content preparation and management services, enabling its customers to deliver an improved end-user entertainment experience.

The Digital Delivery business group brings together the Connect division, the world’s largest supplier of broadband gateway products and the world’s third largest supplier of set top boxes; with the Digital Content Delivery Services activity, which today plays out over 320 TV channels globally and provides media and library services for the management of premium content.

In the second quarter, Digital Delivery revenues were down 14.3% at current currency and 18.5% at constant currency compared with the second quarter of 2009. All activities within Digital Delivery showed signs of improvement compared with the previous quarter trend. Pressure on volumes in Digital Home Products eased in the second quarter while Broadcast Services maintained stable activity levels. In the first half of 2010, Digital delivery revenues were down 23.7% at current currency and 26.3% at constant currency compared with the first half of 2009.

The sharp decline in revenue in the first half of 2010 led to a significant drop in adjusted EBITDA. Digital Delivery was however able to maintain its margin before SG&A and R&D. Notwithstanding the drop in revenue, the group maintained its investments in R&D and sales to drive strong expected growth for the second half of 2010.

Digital Delivery financial indicators

Digital Content Delivery Services revenues and associated costs are now excluded from Entertainment Services and are now reported together within the Digital Delivery division. Quarterly pro-forma divisional indicators for 2009 and for the first quarter of 2010 are presented in appendix.

In € million	2Q 2009*	2Q 2010*	1H 2009*	1H 2010*
Revenues	417	358	841	641
Change, as reported (%)		(14.3)%		(23.7)%
Change at constant currency (%)		(18.5)%		(26.3)%
EBITDA			56	3
Change, as reported (%)				(94.8)%
EBITDA margin (%)			6.7%	0.5%
Adjusted EBITDA			60	4
Change, as reported (%)				(93.2)%
Adjusted EBITDA margin (%)			7.1%	0.6%
EBIT			3	(33)
EBIT margin (%)			0.4%	(5.2)%
Adjusted EBIT			7	(32)
Adjusted EBIT margin (%)			0.8%	(5.0)%
* including Digital Content Delivery Services, now reported within Digital Delivery.

Connect

The pressure on Digital Home Products volumes eased in the second quarter of 2010 on a sequential basis, although volumes decreased compared to the same period of last year:

•

In the Satellite market, volumes continued to be impacted by lower orders for set-top boxes in North America, due to increased levels of returns and refurbishments of previously-deployed products. This negative impact was partly offset by the introduction of a third product line for DirecTV, where Technicolor is the major supplier, the first deliveries of a HD-PVR product to a European customer, as well as robust growth in South America. In line with the trend of the first quarter of 2010, the Satellite set-top box backlog continued to firm up during the second quarter of 2010, while overall market positions were stable.

•

In the Cable market, volumes grew substantially in the second quarter of 2010 compared to the same period of last year, driven by the first deliveries of a second-generation digital-to-analog adaptor to Comcast, as well as continued growth in shipments of cable modems, notably in South America. Overall cable product mix was however less favorable year-on-year.

•

In the Telecom market, in line with the trend seen in the first quarter of 2010, we continued to reinforce or win back market share with some European customers, mainly as a result of the positive effects of measures aiming at improving software development. The decrease in volumes was largely related to lower shipments of DSL modems, while shipments of broadband gateways increased slightly compared to the same period of last year.

Software Services Platform revenues continued to benefit in the second quarter of 2010 from the progressive recovery of the European VoIP market and market share gains.

Digital Home Products Indicators

KPIs	Q2 2009	Q2 2010	H1 2009	H1 2010
Cable (m)	1.3	1.7	2.7	2.8
Satellite (m)	2.4	1.9	4.7	3.4
Telecom (m)	3.0	2.4	5.9	4.5
Total Digital Home Products (m)	6.8	6.0	13.2	10.8
Change		(11)%		(19)%

Digital Content Delivery Services

•

Media Management Services revenues were affected by lower market activity in the first half of 2010 due to fewer productions and reduced customer catalog activities. The Group estimates that it has maintained its market position in this business over the first half of 2010 and is well poised for the anticipated market recovery in the second half. With the support of its Corporate Research resources, Technicolor developed a 3D authoring solution for Blu-ray™ discs resulting in authoring the first full feature Blu-ray™ 3D ever made (DreamWorks Animation’s Monsters vs. Aliens). Additionally, Technicolor is providing 3D VOD encoding services powering DirecTV’s 3D VOD service.

•

Broadcast Services revenues were stable compared with the first half of 2009. The trend for migration of channels to HD (High Definition) continued and the Group secured some key contract renewals. Technicolor continued to demonstrate its leadership and innovation in broadcast services by providing 3D broadcast play out services to Canal+ during the FIFA World Cup.

Technology

First Half 2010 Overview

In the first half of 2010, Licensing activities benefited from a stable revenue stream from the MPEG-LA pool and from the sustained performance of the other licensing programs. Second quarter 2010 revenues from Licensing were stable compared with the previous quarter, and slightly higher compared with the second quarter of 2009 at constant currency. However, due to currency hedging effects, second quarter 2010 revenues were below last year at current currency.

Adjusted EBITDA margin in the first half of 2010 for the Technology business was down 1.3 points of revenues, resulting from a stable EBITDA margin as a percentage of revenues in Licensing partly offset by higher expenses in Corporate Research, mainly related to investment in advanced design capabilities.

During the first half of 2010, Corporate Research continued to demonstrate thought leadership and to contribute to Technicolor’s businesses technology, including Licensing, in areas such as 3D subtitling, user adjustable 3D, and intelligent video reframing.  In the second quarter of 2010, the Group announced the opening of a new research lab dedicated to personalization of digitally delivered content and services in Palo Alto, California.

Technology financial indicators

First half 2010 revenues from the Technology business were impacted by the sale of the Software and Technology Solutions (STS) business to Civolution in July 2009. The STS business generated revenues of about 2 million in the second quarter of 2009, and 3 million in the first half of 2009.

In € million	2Q 2009	2Q 2010	1H 2009	1H 2010
Revenues	102	95	195	188
Change, as reported (%)		(7.1)%		(3.7)%
Change at constant currency (%)		1.2%		(0.2)%
Of which Licensing revenues	100	94	192	187
Change, as reported (%)		(6.1)%		(2.6)%
Change at constant currency (%)		2.3%		1.0%
EBITDA			124	129
Change, as reported (%)				3.2%
EBITDA margin (%)			63.6%	68.1%
Adjusted EBITDA			139	132
Change, as reported (%)				(5.5)%
Adjusted EBITDA margin (%)			71.5%	70.2%
EBIT			116	123
EBIT margin (%)			59.5%	65.4%
Adjusted EBIT			132	126
Adjusted EBIT margin (%)			67.7%	67.0%

Other continuing activities

Total EBIT from other continuing activities, largely related to expenses related to activities being exited, amounted to €(1) million in the first half of 2010 compared to €(6) million in the first half of 2009.

Discontinued operations

Total EBIT from discontinued operations amounted to €(109) million in the first half of 2010. This EBIT loss was mostly related to losses in Grass Valley.

An analyst conference call hosted by Frederic Rose, CEO and Stephane Rougeot, CFO will be held today at 15:00 CET. The presentation document will be made available on the Technicolor website prior to the call.

***

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

***

About Technicolor

With more than 95 years of experience in technological innovation, Technicolor is a leading provider is a leading provider of production, postproduction, and distribution services to content creators and distributors. Technicolor is one of the world’s largest film processors; the largest independent manufacturer and distributor of DVDs (including Blu-ray™ Disc); and a leading global supplier of set-top boxes and gateways. The company also operates an Intellectual Property and Licensing business. For more information:  www.technicolor.com

Press contacts: +33 1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: +33 1 41 86 55 95

investor.relations@technicolor.com

APPENDICES

PRO FORMA DIVISIONAL INDICATORS

Following the creation in the second quarter of 2010 of the new Digital Delivery division, Digital Content Delivery Services revenues and associated costs are now reported together with the Connect activities. Quarterly pro-forma divisional indicators for 2009 and for the first quarter of 2010 are presented in below.

In € million		Q1 2009	Q2 2009	H1 2009	Q3 2009	Q4 2009	H2 2009	FY 2009	Q1 2010	Q2 2010	H1 2010
Group revenues from continuing activities		915	886	1,801	803	926	1,728	3,529	691	776	1,468
of which:	Entertainment Services	355	335	690	374	438	813	1,503	313	323	636
	Digital Delivery	423	417	840	314	376	690	1,530	283	358	641
	Technology	93	102	195	98	97	195	390	93	95	188
Adjusted EBITDA from continuing activities				205			281	486			135
of which:	Entertainment Services			61			146	207			52
	Digital Delivery			60			57	117			4
	Technology			139			143	283			132
EBITDA from continuing activities				166			209	375			124
of which:	Entertainment Services			48			98	146			46
	Digital Delivery			56			49	105			3
	Technology			124			120	244			129
Adjusted EBIT from continuing activities				90			157	247			26
of which:	Entertainment Services			4			61	64			(15)
	Digital Delivery			7			22	29			(32)
	Technology			132			134	266			126
EBIT from continuing activities				51			85	136			15
of which:	Entertainment Services			(9)			13	3			(21)
	Digital Delivery			3			14	17			(33)
	Technology			116			111	227			123

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30,
(€ in millions)	2010 Unaudited	2009 Unaudited
Continuing operations
Revenues	1,468	1,801
Cost of sales	(1,174)	(1,440)

Gross margin	294	361

Selling and administrative expenses	(192)	(193)
Research and development expenses	(76)	(78)
Other income (expense)	(11)	(39)

Profit (loss) from continuing operations before tax and net finance costs	15	51

Interest income	3	4
Interest expense	(44)	(33)
Gain on Technicolor’s debt restructuring on May 26, 2010	381	-
Other financial income (expense)	(128)	19
Net finance costs	212	(10)

Share of profit (loss) from associates	-	(1)
Income tax	(14)	(36)
Profit (loss) from continuing operations	213	4

Discontinued operations
Net loss from discontinued operations	(117)	(329)

Net income (loss)	96	(325)
Attributable to:
- Equity Holders	96	(325)
- Non-controlling interests	-	-

	Six months ended June 30,
(in euro, except number of shares)	2010 Unaudited (*)	2009 Unaudited (*)

Weighted average number of shares outstanding (basic net of treasury stock)	51,657,743	26,294,722

Earnings (loss) per share from continuing operations (**)
- basic	3.81	0.2
- diluted	3.08	0.2
Earnings (loss) per share from discontinued operations
- basic	(2.26)	(12.5)
- diluted	(1.82)	(12.5)
Total earnings (loss) per share (**)
- basic	1.55	(12.3)
- diluted	1.26	(12.3)

(*)

The number of shares at end of June 2010 and 2009 was adjusted to factor in the reverse share split that took place on July 15, 2010.

(**)

The payment of interest claims of the TSS holders, since this does not impact the net result, is taken as a reduction of earnings for the purpose of calculating the earnings per share.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(€ in millions)	June 30, 2010 Unaudited	December 31, 2009 Audited
ASSETS

Non-current assets:
Property, plant and equipment	487	431
Goodwill	832	746
Other intangible assets	542	456
Investments in associates	6	7
Investments and available-for-sale financial assets	22	42
Derivative financial instruments	7	-
Contract advances and up-front prepaid discount	77	60
Deferred tax assets	503	426
Income tax receivable	22	20
Other non-current assets	39	37
Cash collateral and security deposits	19	13

Total non-current assets	2,556	2,238

Current assets:
Inventories	135	97
Trade accounts and notes receivable	520	555
Current accounts with associates and joint-ventures	4	5
Derivative financial instruments	1	7
Income tax receivable	21	15
Other current assets	336	316
Cash collateral and security deposits	63	82
Cash and cash equivalents	416	569
Assets classified as held for sale	385	436

Total current assets	1,881	2,082

Total assets	4,437	4,320

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(€ in millions)	June 30, 2010 Unaudited	December 31, 2009 Audited
EQUITY AND LIABILITIES

Shareholders’ equity:
Common stock (796,498,809 shares at June 30, 2010 with nominal value of €0.10 per share)	80	1,012
Treasury shares	(156)	(156)
Additional paid in capital	267	1,643
Subordinated perpetual notes	500	500
Notes redeemable in shares	525	-
Other reserves	65	112
Retained earnings (accumulated deficit)	(627)	(3,340)
Cumulative translation adjustment	(244)	(226)

Shareholders’ equity (deficit)	410	(455)

Non-controlling interests	2	2

Total equity (deficit)	412	(453)

Non-current liabilities:
Borrowings	1,366	16
Retirement benefits obligations	366	310
Restructuring provisions	10	16
Other provisions	91	92
Deferred tax liabilities	258	198
Other non-current liabilities	67	60

Total non-current liabilities	2,158	692

Current liabilities :
Borrowings	326	2,727
Derivative financial instruments	1	4
Retirement benefits obligations	50	60
Restructuring provisions	45	48
Other provisions	70	68
Trade accounts and notes payable	511	435
Accrued employee expenses	122	128
Income tax payable	8	7
Other current liabilities	424	345
Payables on acquisition of companies	-	2
Liabilities classified as held for sale	310	257

Total current liabilities	1,867	4,081
Total liabilities	4,025	4,773

Total equity (deficit) and liabilities	4,437	4,320

CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ in millions)	Six months ended June 30,
	2010 Unaudited	2009 Unaudited
Net income (loss)	96	(325)
Loss from discontinued operations	(117)	(329)
Profit (loss) from continuing operations	213	4
Summary adjustments to reconcile profit from continuing operations to cash generated from continuing operations
Depreciation and Amortization	117	120
Impairment of assets	1	30
Net changes in provisions	(11)	(28)
(Profit) / loss on asset sales	(6)	(3)
Interest (income) and expense	41	29
Gain on Technicolor’s debt restructuring on May 26, 2010	(381)	-
Other non cash items (including tax)	52	35
Changes in working capital and other assets and liabilities	5	(212)
Cash generated from / (used in) continuing operations	31	(25)
Interest paid	(51)	(38)
Interest received	3	3
Income tax paid	(12)	(15)
Net operating cash generated from / (used in) continuing activities	(29)	(75)
Net operating cash used in discontinued operations	(11)	(58)
Net cash from / (used in) operating activities (I)	(40)	(133)

Acquisition of subsidiaries, associates and investments, net of cash acquired	-	(1)
Net cash impact from sale of investments	19	(2)
Purchases of property, plant and equipment (PPE)	(67)	(84)
Proceeds from sale of PPE	3	6
Purchases of intangible assets including capitalization of development costs	(12)	(19)
Cash collateral and security deposits granted to third parties	(2)	(19)
Cash collateral and security deposits reimbursed by third parties	29	3
Loans (granted to) / reimbursed by third parties	-	(11)
Net investing cash used in continuing activities	(30)	(127)
Net investing cash used in discontinued operations	3	(15)
Net cash used in investing activities (II)	(27)	(142)

Increase of capital	203	-
Proceeds from borrowings	1	49
Repayments of borrowings	(255)	(51)
Fees paid linked to the debt and capital restructuring	(30)	-
Payment of the interests claims of TSS holders	(25)	-
Net financing cash generated from/ (used in) continuing activities	(106)	(2)
Net financing cash used in discontinued operations	(2)	(1)
Net cash provided by / (used) in financing activities (III)	(108)	(3)

Net (decrease) / increase in cash and cash equivalents (I+II+III)	(175)	(278)
Cash and cash equivalents at beginning of period	569	769
Exchange gain / (losses) on cash and cash equivalents	22	20
Cash and cash equivalents at end of period	416	511

RECONCILIATION OF ADJUSTED INDICATORS

Technicolor is presenting, in addition to published results and with the aim to provide a more comparable view of the evolution of its operating performance vs. the first half of 2009, a set of adjusted indicators which exclude the following items as per the income statement of our financial statements:

•

Restructuring charges

•

Impairment charges

•

Other income and expenses (other non-current items)

These adjustments, the reconciliation of which is presented in the following table, amount to an impact on the Group EBITDA and EBIT from continuing activities of €(11) million for first half of 2010, compared to an impact of €(39) million for 2009.

In € million	1H 2009	1H 2010	Change
EBIT from continuing activities	51	15	(36)
Restructuring charges, net	(3)	(15)
Impairment losses on non-current operating assets	(30)	(0)
Other income / (expense)	(6)	3
Adjusted EBIT from continuing activities	90	26	(64)
As a % of revenues	5.0%	1.8%	(3.2) pt
Depreciation and amortization (D&A)*	115	109	(6)
Adjusted EBITDA from continuing activities	205	135	(70)
As a % of revenues	11.4%	9.2%	(2.2) pt
* including impact of provisions for risks, litigations and warranties.

Exhibit 2

PRESS RELEASE

Technicolor and DIRECTV Sign Contract

Extension for Technicolor Set-Top Boxes

Technicolor’s 3D Services Enable the Launch of DIRECTV’s First 3D VOD Service

Paris (France), July 29, 2010 – Technicolor (Euronext Paris : FR0010918292 ; NYSE : TCH) today announced the signing of a three year contract extension to provide a wide range of SD and HD set-top boxes to DIRECTV, the world’s most popular video service. Technicolor is also the preferred provider of 3D services, enabling the launch of DIRECTV’s first 3D VOD service.

Since the beginning of this relationship, Technicolor has provided more than 48 million set-top-boxes to DIRECTV. The contract extension will allow the two companies to further develop their collaboration in new areas such as 3D, to meet the demands of the ever-increasing number of DIRECTV customers. DIRECTV is the first video service provider to offer a suite of three dedicated 3D channels including n3D On Demand.

“Technicolor has been a strategic business partner for DIRECTV for over fifteen years and has been a supplier in every set top box product category available for DIRECTV”, said Vince Pizzica, Head of Digital Delivery at Technicolor. “We are now supporting a significant number of HD channels, and are ready to meet new challenges in the future, such as greater interactivity and stereoscopic 3D services. We are honored that DIRECTV continues to put its faith in Technicolor to support these advanced services.”

Technicolor has been providing DIRECTV with multiple technology services such as high performance set-top-boxes, hospitality video systems, multi-dwelling broadcast distribution systems and aircraft video distribution technologies. DIRECTV has a strong reputation as an innovative broadcaster, rolling out new services including more than 160 channels of high definition television, offering integrated DVR functionality and now as a leader in 3D video services.

“Technicolor has consistently delivered the reliable, high quality products we need to remain at the forefront of the industry,” said Romulo Pontual, CTO of DIRECTV. “We look forward to continuing our relationship and leadership position as we enter new frontiers of innovation like 3D viewing in the home.”

Technicolor, widely recognised as one of the leading suppliers of set-top boxes worldwide, reached the milestone of delivering 100 million digital set-top boxes at the end of past year.

***

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

***

About Technicolor

With more than 95 years of experience in entertainment innovation, Technicolor serves an international base of entertainment, software, and gaming customers. The company is a leading provider of production, postproduction, and distribution services to content creators and distributors. Technicolor is one of the world’s largest film processors; one of the largest independent manufacturers and distributors of DVDs (including Blu-ray Disc); and a leading global supplier of set-top boxes and gateways. The company also operates an Intellectual Property and Licensing business.

For more information: www.technicolor.com

Press contacts: +33 1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: +33 1 41 86 55 95

investor.relations@technicolor.com

Shareholder relations:

shareholder@technicolor.com

Industry Analyst Relations: +33 1 41 86 59 39

industryanalystrelations@technicolor.com

Exhibit 3

PRESS RELEASE

Technicolor and Verizon sign memorandum of understanding to provide next generation high speed broadband home router for Verizon

Paris (France), July 29, 2010 – Technicolor (Euronext Paris : FR0010918292 ; NYSE : TCH)  today announced that it has signed a memorandum of understanding with Verizon to become one of Verizon’s suppliers to provide its next-generation FiOS broadband home routers. These routers aim to enhance the experience of residential customers served by its advanced fiber-to-the-home access network.

Technicolor’s broadband routers, designed and built to Verizon’s exacting specifications, will accelerate data transmissions over in-home coaxial wiring, further bolstering Verizon’s fiber-to-the-home access network. The new broadband home routers will be ready for deployment in the 2011 timeframe.

Verizon FiOS provides unmatched bandwidth capacity with very low latency to deliver very fast broadband over an all-fiber-optic network straight to the home, delivering unsurpassed performance and reliability and a triple play offer of voice, high-speed Internet and TV service. As of the end of second-quarter 2010, the FiOS network passed 15.9 million premises and had 3.8 million FiOS Internet and 3.2 million FiOS TV customers.

Technicolor and Verizon are currently negotiating a final three-year, strategic agreement. Under this agreement, Technicolor will provide FiOS broadband home routers and will collaborate with Verizon on new technologies to enable Verizon customers to access and enjoy the most powerful communications and media experiences.

“With this announcement, Technicolor is entering the U.S. market for its world leading portfolio of gateway products,” said Vince Pizzica, Head of Digital Delivery at Technicolor. “Our strategy has always been to develop products which leverage broadband communications for service providers, while relying on open standards to ensure simple and secure implementation. This alliance with Verizon is a compelling validation of that strategy, and we look forward to working together with Verizon over the next three years and beyond, as it is one of the world’s most pioneering communication providers.”

“The innovative FiOS network has changed the technology and entertainment landscape by delivering customer satisfaction levels exceeding those of cable competitors. These broadband home routers will enhance our already unrivaled access network and enhance the overall FiOS experience,” said Dick Lynch, Chief Technology Officer of Verizon Communications. “With Technicolor, we have forged an alliance that will further support our effort to provide our customers the most robust in-home entertainment experience with products that are simple to use and exceedingly reliable.”

***

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

***

About Technicolor

With more than 95 years of experience in entertainment innovation, Technicolor serves an international base of entertainment, software, and gaming customers. The company is a leading provider of production, postproduction, and distribution services to content creators and distributors. Technicolor is one of the world’s largest film processors; one of the largest independent manufacturers and distributors of DVDs (including Blu-ray Disc); and a leading global supplier of set-top boxes and gateways. The company also operates an Intellectual Property and Licensing business.

For more information:  www.technicolor.com

Press contacts:

Technicolor Press Office

+33 1 41 86 53 93

technicolorpressoffice@technicolor.com

Bill Kula, APR

Verizon

972-718-6924

william.kula@verizon.com

Technicolor Investor relations: +33 1 41 86 55 95

investor.relations@technicolor.com

Technicolor Shareholder relations:

shareholder@technicolor.com

Technicolor Industry Analyst Relations: +33 1 41 86 59 39

industryanalystrelations@technicolor.com